Exhibit 99.2

Borr Drilling Limited Announces Second Quarter and Six Months 2023 Results

Hamilton, Bermuda, August 17, 2023: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces unaudited results for the three and six months ended June 30, 2023.

Highlights Second Quarter of 2023

•	Total operating revenues of $187.5 million, an increase of $15.5 million or 9% compared to the first quarter of 2023.
•	Net income of $0.8 million, an increase of $8.2 million compared to the first quarter of 2023.
•	Adjusted EBITDA[1,2] of $84.0 million, an increase of $11.6 million or 16% compared to the first quarter of 2023.
•	Total contract revenue backlog as at June 30, 2023 of $1.65 billion.

Subsequent events

•	2023 year to date, we have been awarded seven new contracts and six extensions to existing contracts representing 2,613 days and $376 million of potential revenue.

CEO, Patrick Schorn commented:

"The second quarter of 2023 continued the positive trend experienced over the last several quarters, with an increase in revenue of 9% to $187.5 million and an increase in Adjusted EBITDA of 16% to $84.0 million.

We continue to see positive development in the market for jack-up drilling rigs and year to date, we have been successful in securing seven new contracts and LOAs for a total estimated duration of 1,771 days and $289 million in contract value. This equates to market leading dayrates of approximately $163,000 per day (including mobilisation related revenues).

In  July  2023,  one  of  our  customers  in  West Africa  cancelled  previously  exercised  options  for  our  rig  "Gerd". Subsequently, we were immediately able to secure new work for the rig in the Middle East at economics which we view as even more favourable, and in a region where we see better long-term prospects. The change of contract for this rig will lead to some idle time before it commences its new contract in December 2023, which will impact results in the second half of this year, however this will improve our position in 2024 and beyond. We also intend to bring forward  the  rig’s  periodic  surveys  during  this  idle  period  which  will  mitigate  out  of  service  periods  previously anticipated in 2024.

In addition, we have secured a short-term extension to the contract for our rig "Prospector 1", operating in the North Sea, a region that is experiencing lower dayrate levels than the rest of the world. With the overall market continuing to strengthen, particularly in other regions, we remain positive that this extension will provide a bridge towards favourable long-term commitments elsewhere.

Based on these developments, our full year Adjusted EBITDA in 2023 is now estimated to be between $330 to $360 million. We expect our financial performance in the third quarter of 2023 to be similar to the second quarter, which we expect will be followed by an increase in the fourth quarter, when for the first time all of the Company's 22 delivered rigs will be in operation.

Supported by our confidence in the jack-up rig market, we are in active discussions with Seatrium (formerly Keppel), for an expedited delivery of our rigs "Vale" and "Var" to August and November 2024, respectively.

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non- current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net, income tax expense, amortization of deferred mobilization costs and revenue. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net income/(loss), please see the last page of this report.

2 The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on guidance basis, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law.

Following our recent contract awards, our fleet’s contract coverage for 2024 stands at 70%, including firm contracts and priced options, with an average equivalent dayrate of approximately $123,000, including mobilisation related revenues.  Considering  this  firm  contract  coverage  and  projected  dayrates  for  the  uncontracted  days,  we  have Following our recent contract awards, our fleet’s contract coverage for 2024 stands at 70%, including firm contracts and priced options, with an average equivalent dayrate of approximately $123,000, including mobilisation related revenues. Considering this firm contract coverage and projected dayrates for the uncontracted days, we have narrowed the estimated range of Adjusted EBITDA for full year 2024 to be between $500 to $550 million."

Management Discussion and Analysis

The discussion below compares the unaudited results for the second quarter of 2023 to the unaudited results of the first quarter of 2023.

In $ million	Q2 - 2023	Q1 - 2023	Change ($)	Change (%)
Total operating revenues	187.5	172.0	15.5	9%
Rig operating and maintenance expenses	(89.5)	(85.5)	(4.0)	5%
Total operating expenses	(127.8)	(126.1)	(1.7)	1%
Operating income	59.9	46.0	13.9	30%
Total financial expenses, net	(49.6)	(40.5)	(9.1)	22%
Income tax expense	(13.4)	(15.3)	1.9	(12)%
Net profit / (loss)	0.8	(7.4)	8.2	—%
Adjusted EBITDA	84.0	72.4	11.6	16%

Cash and cash equivalents	83.8	90.3	(6.5)	(7)%
Restricted cash	—	168.4	(168.4)	(100)%
Total equity	906.2	904.1	2.1	—%

Three months ended June 30, 2023 compared to three months ended March 31, 2023

Total operating revenues for the second quarter of 2023 were $187.5 million, an increase of $15.5 million compared to the first quarter of 2023. Total operating revenues for the second quarter of 2023 consisted of $155.1 million in dayrate revenues and $32.4 million in related party revenues. Dayrate revenues increased by $13.4 million quarter on quarter primarily due to an increase in average day rates for the jack-up rigs "Gerd", "Gunnlod", "Idun" and "Prospector 1". Related party revenues from the Company's Joint Ventures ("JVs") in Mexico increased by $2.1 million quarter on quarter primarily due to an increase in economic utilization in the second quarter of 2023 compared to the prior quarter.

Rig operating and maintenance expenses were $89.5 million for the second quarter of 2023, an increase of $4.0 million compared to the first quarter of 2023. The increase is primarily a result of a jack-up rig insurance claim of $3.8 million being recognized and reducing rig operating and maintenance expenses in the first quarter of 2023, with no comparable in the second quarter of 2023.

Total financial expenses, net, were $49.6 million for the second quarter of 2023, an increase of $9.1 million compared to the first quarter of 2023. The increase primarily relates to a $6.8 million increase in other financial items, net, primarily a result of a $4.8 million increase in foreign exchange loss ($1.6 million foreign exchange gain in the first quarter of 2023 compared to $3.2 million foreign exchange loss in the second quarter of 2023), a $1.6 million increase in interest expense and a $0.7 million decrease in interest income.

Income tax expense for the second quarter of 2023 was $13.4 million, a decrease of $1.9 million compared to the first quarter of 2023.

Adjusted EBITDA for the second quarter of 2023 was $84.0 million, an increase of $11.6 million or 16% compared to the first quarter of 2023.

Liquidity and Cash Flows in the second quarter of 2023

The Company's cash and cash equivalents as of June 30, 2023 were $83.8 million, compared to $90.3 million as of March 31, 2023.

The Company's restricted cash as of June 30, 2023 was nil, compared to $168.4 million as of March 31, 2023. The restricted cash balance as of March 31, 2023 mainly related to restricted cash relating to our debt financing in February 2023 held in an escrow account for repayment of the convertible bonds which were repaid in May 2023. In addition, during the second quarter of 2023, $10.5 million of previously restricted cash collateralizing guarantees and letters of credit were released.

Net cash provided by operating activities was $2.4 million, which includes $67.1 million of cash interest paid and $7.9 million of income taxes paid.

Net cash used in investing activities was $15.9 million, primarily consisting of $25.0 million used on jack-up additions, being mainly activation and reactivation costs for "Hild" and "Arabia III", and $0.7 million used for the purchase of property, plant and equipment, offset by $9.8 million in distributions from our equity method investment as a result of the return of previous shareholder funding to our Mexico JVs.

Net cash used in financing activities was $161.4 million as a result of the repayment of debt of $186.4 million, which included the repayment of the remainder of our convertible bonds in May 2023 of $151.2 million, offset by $25.0 million in proceeds from the upsize of our DNB facility.

Financing and corporate development

As of June 30, 2023, we had principal debt outstanding of $1,607.7 million, of which $50.0 million matures in 2023.

In April 2023, the Company increased the amount under its $150.0 million senior secured loan facility with DNB Bank ASA by $25.0 million, and in addition, entered into a facility with DNB to provide guarantees and letters of credit of up to $25.0 million collateralized by the rigs that secure such loan facility, releasing $10.5 million of restricted cash previously held as cash collateral for guarantees and letters of credit.

During July 2023, we sold 1,293,955 shares under our ATM program, raising gross proceeds of $9.7 million. In addition, on August 16, 2023, the Company issued 1,000,000 new common shares to be held in treasury and used solely for issuances in connection with the exercise of vested share options under the Company's existing share option program. The Company's issued share capital following both issuances is $25,655,755.30 divided into 256,557,553 common shares with a par value of $0.10 per share. The Company’s authorised share capital is $31,500,000 divided into 315,000,000 common shares of $0.10 par value each.

Mexican Joint Ventures Operational Results

In the second quarter of 2023 our joint ventures on a 100% basis recognized net income of $7.6 million and Adjusted EBITDA of $3.1 million.

Borr Drilling received a total of $31.2 million in cash payments from its Mexico JVs in the second quarter of 2023, of which, $21.4 million related to the payment of balances due from related parties and a further $9.8 million related to the settlement of outstanding shareholder funding, which was previously included in the "Equity method investments" in our Unaudited Consolidated Balance Sheets.

As of June 30, 2023, Borr Drilling had $81.8 million of receivables from its Mexico JVs, recorded as "Due from related parties" in our Unaudited Consolidated Balance Sheets.

Fleet, Operations and Contracts

The Company's current delivered fleet consists of 22 modern jack-up rigs all built after 2010, with two additional rigs "Vale" and "Var" under construction at Seatrium (formerly Keppel).

Since the first quarter 2023 report, the Company secured new contracts, extensions and LOAs/LOIs for its rigs “Prospector 1”, “Mist”, “Thor”, and “Gerd”, resulting in all of the Company's 22 delivered rigs being contracted or committed: one in the north Sea, five in the Middle East, three in West Africa, six in Southeast Asia and seven in Mexico.

The Company's total contract revenue backlog at June 30, 2023 was $1.65 billion, and is $1.64 billion as of the date of this report (including contracts through our Mexico JVs on a 100% basis and mobilization revenues but excluding unexercised options).

Our premium rigs "Hild" and "Arabia III" are currently undergoing mobilization and are expected to commence their contracts in Mexico and Middle East, respectively, by end of the third quarter. The rig "Gerd" is undergoing class inspections  and  equipment  recertification  ahead  of  its  new  contract  in  the  Middle  East,  which  is  expected  to commence in December 2023.

For more details on our rig contracting, please refer to our Fleet Status report issued in connection with this report.

The technical utilization for our working rigs was 98.7% in the second quarter of 2023, and the economic utilization was 98.7%.

Market

According to Petrodata by S&P Global, global jack-up rig utilization stood at 92.4% in June 2023, an increase of 1.4 percentage points since June 2022. The global jack-up rig utilization stands at 92.7% as of August 2023.

The utilization for the modern jack-up fleet (rigs built after year 2000) has increased by two percentage points during the same period to 94.3% at the end of June 2023. Based on the expected near term awards and future demand visibility, we forecast that market availability of modern jack-ups will continue to tighten across most regions and utilization is anticipated to exceed 96% in the coming quarters.

Currently, there are 297 modern jack-ups contracted, representing an increase of approximately 60 units as compared to the lows in late 2020.

As of the date of this report, 20 newbuild rigs remain under construction, of which two are already contracted and two are owner-operated, leaving a total of 16 available at the yards (including "Vale" and "Var", which we have agreed to acquire). We anticipate that few of these rigs under construction will be able to enter the marketed fleet in the near future due to several being in early stages of completion and increasing supply chain issues.

Risks and uncertainties 3

Borr is exposed to a number of risks related to the Company’s financial position, operations and the industry in which the Company operates.

In the second quarter of 2023, energy commodity prices remained relatively stable compared to the first quarter of 2023.  Brent  oil  prices  in  the  second  quarter  of  2023  averaged  approximately  $78  per  barrel  compared  to approximately $81 per barrel in the first quarter of 2023. These low prices coupled with the global turbulent macroeconomic environment have not affected global demand for offshore drilling services, including jack-up rigs, which remains strong and exhibits the continuation of the upcycle in our industry. In addition, oil benchmark prices are expected to remain volatile given the current global economic uncertainty and geopolitical events affecting supply and demand. Recent OPEC+ supply decisions have prompted a rebound in oil prices after hitting a 16-month low in mid- March 2023. Despite the positive industry trends we have experienced, uncertainty still persists in the market and we remain subject to risks relating to the volatility of our industry and the risk that demand and day rates could decline, including as a result of inflation impacting many major economies and global economic uncertainty.

We remain cautious as headwinds to a recovery continue to loom. Our business is experiencing supply chain constraints and upward inflationary pressure, despite continued policy tightening by major central banks, which may impact the cost base in our industry, including personnel costs, and the prices of goods and services required to reactivate or operate rigs. Demand for jack-up rigs may not continue to increase or even remain at current levels, or may decline. Any decline in demand for services of jack-up rigs could have a material adverse effect on the Company.

3 This Risks and uncertainties section is not a complete discussion of the risks the Company faces. See “Risk Factors” in the Company’s most recent Annual Report Form 20-F; this discussion does not and does not purport to update that section of the annual report.

We have improved our liquidity through (i) our $150 million senior secured bonds due February 2026; and (ii) our $250 million new convertible bonds due February 2028, each issued in the first quarter of 2023. However, a significant part of the proceeds for these financings have been applied to repay our $350 million convertible bonds due in May 2023. We currently face the maturity of substantially all of our remaining debt, excluding our bonds, in 2025, with our bonds falling due in 2026 and 2028. Therefore we continue to face risks relating to liquidity and our upcoming debt maturities and the risk that we may not be able to refinance our debt as it matures.

Forward looking statements

This announcement and related discussions includes forward looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan" and similar expressions and include expectations regarding industry trends and market outlook, including expected trends and activity levels in the jack-up rig and oil industry, expected Adjusted EBITDA, contract backlog, contract extensions, options, LOIs and LOAs and potential revenue, expected trends in contracting activity, including rates that may be achieved, and expected impact of contracting activity including extensions, trends in dayrates and expected dayrates, market conditions, anticipated contracting of rigs and fleet, expected activation, mobilization and commencement of contracts of our rigs and expected timing thereof, our plan to bring forward the delivery of "Vale" and "Var" and expected delivery of those rigs, expected utilization of the global jack-up fleet, number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and expected timing of new rigs entering the market, statements about our debt obligations and maturities, statements made under “Market” and "Risk and uncertainties" above, and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks,  uncertainties,  contingencies  and  other  factors  could  cause  actual  events  to  differ  materially  from  the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements including risks relating to our industry, business and liquidity, the risk that our actual results of operations in future periods may differ materially from the expected results / guidance discussed herein, the risk of delays in payments to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation, risk relating to global economic uncertainty, and energy commodity prices, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, the risk that backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected operation dates in terms of activation, mobilization and delivery of rigs and commencement of contracts and the terms of contracts, risks relating to market trends, tender activity and rates, risks relating to the maturity of our secured debt in 2025, and our bonds maturing in 2026 and 2028, risks relating to our liquidity, the risk that our available liquidity is not sufficient to meet or refinance our liquidity requirements, risks relating to cash flows from operations, risks relating to our loan agreements and other debt instruments and rig purchase and finance contracts, including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet or refinance our significant debt obligations including debt maturities and obligations under rig purchase and finance contracts and our other obligations as they fall due, risks relating to our ability to continue as a going concern as described under "Going Concern" in our unaudited financial statements for the six months ended June 30, 2023 and other risks described in our working capital statement included in our most recent audited and unaudited financial statements, risks relating to future financings including the risk that future financings may not be completed when required and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern, risk relating to our newbuild purchase and financing agreements, risks relating to our plans and agreements to sell the remaining of the three newbuild rigs we have agreed to sell, risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to the military action in Ukraine and its impact on our business, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA. These forward- looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 and on the New York Stock Exchange from July 31, 2019 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com.

Responsibility Statement

We confirm that, to the best of our knowledge, the interim unaudited consolidated financial statements for the first half year of 2023, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP), give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of its operations. To the best of our knowledge, the interim report for the first half year of 2023 includes a fair review of important events that have occurred during the period and their impact on the interim consolidated financial statements, the principal risks and uncertainties for the remaining half of 2023, and major related party transactions.

August 17, 2023

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Tor Olav Trøim (Chairman of the Board)
Alexandra Kate Blankenship (Director)
Daniel Rabun (Director)
Neil Glass (Director)
Mi Hong Yoon (Director)

Questions should be directed to:
Magnus Vaaler: CFO, +44 1224 289208

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Set forth below is a reconciliation of the Company's Net Loss to Adjusted EBITDA.

(in US$ millions)	Q2 - 2023	Q1 - 2023
Net income / (loss)	0.8	(7.4)
Depreciation of non-current assets	28.0	28.2
Income from equity method investments	(3.9)	(2.4)
Total financial expense, net	49.6	40.5
Income tax expense	13.4	15.3
Amortization of deferred mobilization and contract preparation costs	11.2	13.6
Amortization of deferred mobilization and demobilization revenue	(15.1)	(15.4)
Adjusted EBITDA	84.0	72.4

Set forth below is a reconciliation of our Joint Ventures Net Income to Adjusted EBITDA.

(in US$ millions)	Q2 - 2023	Q1 - 2023
Net income	7.6	4.7
Depreciation of non-current assets	0.4	0.5
Financial expense/(income)	(4.8)	(5.7)
Income tax (income)/expense	0.0	2.2
Amortization of deferred costs	2.5	2.7
Amortization of deferred revenue	(2.6)	(2.5)
Adjusted EBITDA	3.1	1.9

Borr Drilling Limited
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	Notes	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Operating revenues
Dayrate revenue	4	155.1	87.7	296.8	151.0
Related party revenue	4, 19	32.4	17.6	62.7	36.3
Total operating revenues		187.5	105.3	359.5	187.3

Gain on disposals		0.2	0.7	0.3	0.7

Operating expenses
Rig operating and maintenance expenses		(89.5)	(65.5)	(175.0)	(121.1)
Depreciation of non-current assets	13	(28.0)	(29.5)	(56.2)	(59.0)
Impairment of non-current assets	12	—	(124.4)	—	(124.4)
General and administrative expenses		(10.3)	(9.6)	(22.7)	(18.8)
Total operating expenses		(127.8)	(229.0)	(253.9)	(323.3)

Operating income / (loss)		59.9	(123.0)	105.9	(135.3)

Other non-operating income		—	2.0	—	2.0
Income / (loss) from equity method investments	6	3.9	(1.1)	6.3	—

Financial income (expenses), net
Interest income		1.7	3.9	4.1	3.9
Interest expense		(38.4)	(30.5)	(75.2)	(57.7)
Other financial expenses, net	7	(12.9)	(10.3)	(19.0)	(18.4)
Total financial expenses, net		(49.6)	(36.9)	(90.1)	(72.2)

Income / (loss) before income taxes		14.2	(159.0)	22.1	(205.5)
Income tax expense	8	(13.4)	(6.3)	(28.7)	(11.1)
Net income / (loss) attributable to shareholders of Borr Drilling Limited		0.8	(165.3)	(6.6)	(216.6)
Total comprehensive income / (loss) attributable to shareholders of Borr Drilling Limited		0.8	(165.3)	(6.6)	(216.6)

Basic and diluted income / (loss) per share	9	0.00	(1.09)	(0.03)	(1.45)
Weighted-average shares outstanding - basic	9	244,777,228	152,284,619	239,806,937	149,051,857
Weighted-average shares outstanding - diluted	9	248,919,706	152,284,619	239,806,937	149,051,857

 Borr Drilling Limited
Unaudited Consolidated Balance Sheets
(In $ millions)

	Notes	June 30, 2023	December 31, 2022
ASSETS		Unaudited	Audited
Current assets
Cash and cash equivalents		83.8	108.0
Restricted cash	10	—	2.5
Trade receivables, net		53.9	43.0
Prepaid expenses		9.2	9.6
Deferred mobilization and contract preparation costs	5	25.7	38.4
Accrued revenue	5	54.7	57.4
Due from related parties	19	81.8	65.6
Other current assets	11	32.8	25.4
Total current assets		341.9	349.9

Non-current assets
Non-current restricted cash	10	—	8.0
Property, plant and equipment		4.0	3.9
Newbuildings	12	3.5	3.5
Jack-up drilling rigs, net	13	2,598.9	2,589.1
Equity method investments	6	17.1	20.6
Other non-current assets	14	30.7	26.7
Total non-current assets		2,654.2	2,651.8
Total assets		2,996.1	3,001.7

LIABILITIES AND EQUITY
Current liabilities
Trade payables		37.8	47.7
Accrued expenses	15	90.6	80.8
Short-term accrued interest and other items		76.3	77.7
Short-term debt	16	97.9	445.9
Short-term deferred mobilization, demobilization and other revenue	5	52.4	57.3
Other current liabilities	17	43.5	36.2
Total current liabilities		398.5	745.6

Non-current liabilities
Long-term accrued interest and other items		23.6	29.7
Long-term debt	16	1,541.7	1,191.1
Long-term deferred mobilization, demobilization and other revenue	5	54.7	68.7
Other non-current liabilities		16.9	14.3
Onerous contracts		54.5	54.5
Total non-current liabilities		1,691.4	1,358.3
Total liabilities		2,089.9	2,103.9
Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 315,000,000 (2022:255,000,000) shares, issued 254,263,598 (2022: 229,263,598) shares and outstanding 245,102,732 (2022: 228,948,087) shares	21	25.5	23.0
Treasury shares		(10.7)	(9.8)
Additional paid in capital		2,279.0	2,265.6
Accumulated deficit		(1,387.6)	(1,381.0)
Total equity		906.2	897.8
Total liabilities and equity		2,996.1	3,001.7

Borr Drilling Limited
Unaudited Consolidated Statements of Cash Flows
(In $ millions)

	Notes	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
Cash flows from operating activities
Net income / (loss)		0.8	(165.3)	(6.6)	(216.6)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Non-cash compensation expense related to stock based employee and directors' compensation		1.3	0.2	2.6	0.5
Depreciation of non-current assets	13	28.0	29.5	56.2	59.0
Impairment of non-current assets	12	—	124.4	—	124.4
Amortization of deferred mobilization and contract preparation costs		11.2	10.2	24.8	16.8
Amortization of deferred mobilization, demobilization and other revenue		(15.1)	(4.1)	(30.5)	(6.5)
Gain on disposal of assets		(0.2)	(0.7)	(0.3)	(0.7)
Amortization of deferred finance charges	7	3.2	1.6	5.0	3.2
Bank commitment, guarantee and other fees		0.3	—	0.3	—
Effective interest rate adjustments		(1.5)	2.8	(3.2)	5.9
(Income) / loss from equity method investments	6	(3.9)	1.1	(6.3)	—
Deferred income tax	8	0.9	1.1	0.8	1.0
Change in assets and liabilities:
Amounts due to/from related parties		(9.6)	(7.4)	(16.2)	(18.5)
Accrued expenses		0.1	24.8	(1.6)	85.6
Accrued interest		(22.0)	(3.1)	(7.5)	(47.2)
Other current and non-current assets		(13.5)	(38.7)	(31.8)	(68.9)
Other current and non-current liabilities		22.4	15.1	8.5	38.8
Net cash provided by / (used in) operating activities		2.4	(8.5)	(5.8)	(23.2)

Cash flows from investing activities
Purchase of property, plant and equipment		(0.7)	(0.4)	(0.9)	(0.4)
Proceeds from sale of fixed assets		—	0.7	—	0.7
Repayment of loan from equity method investments	6	9.8	—	9.8	—
Additions to jack-up drilling rigs		(25.0)	(15.9)	(53.8)	(23.0)
Net cash used in investing activities		(15.9)	(15.6)	(44.9)	(22.7)

Cash flows from financing activities
Proceeds from share issuance, net of issuance cost		—	3.6	—	37.7
Repayment of debt	16	(186.4)	—	(400.3)	—
Debt proceeds, net of issuance costs	16	25.0	—	416.3	—
Net cash (used in) / provided by financing activities		(161.4)	3.6	16.0	37.7

Net decrease in cash, cash equivalents and restricted cash		(174.9)	(20.5)	(34.7)	(8.2)
Cash, cash equivalents and restricted cash at the beginning of the period		258.7	58.3	118.5	46.0
Cash, cash equivalents and restricted cash at the end of the period		83.8	37.8	83.8	37.8

Supplementary disclosure of cash flow information
Interest paid		(67.1)	(15.0)	(96.6)	(22.1)
Income taxes paid		(7.9)	(5.0)	(17.9)	(6.6)

(In $ millions)	June 30, 2023	December 31, 2022
Cash and cash equivalents	83.8	108.0
Restricted cash	—	2.5
Non-current restricted cash	—	8.0
Total cash and cash equivalents and restricted cash	83.8	118.5

Borr Drilling Limited
Unaudited Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2021	136,811,842	13.8	(13.7)	1,978.0	(1,088.2)	889.9
Issue of common shares	14,840,323	1.5	—	33.7	—	35.2
Equity issuance costs	—	—	—	(1.1)	—	(1.1)
Share-based compensation	—	—	—	0.3	—	0.3
Total comprehensive loss	—	—	—	—	(51.3)	(51.3)
Balance as at March 31, 2022	151,652,165	15.3	(13.7)	2,010.9	(1,139.5)	873.0
Issue of common shares	843,010	0.1	—	3.6	—	3.7
Equity issuance costs	—	—	—	(0.1)	—	(0.1)
Share-based compensation	—	—	—	0.2	—	0.2
Total comprehensive loss	—	—	—	—	(165.3)	(165.3)
Balance as at June 30, 2022	152,495,175	15.4	(13.7)	2,014.6	(1,304.8)	711.5

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2022	228,948,087	23.0	(9.8)	2,265.6	(1,381.0)	897.8
Issue of common shares	15,000,000	2.5	(1.0)	—	—	1.5
Convertible debt issuance cost	—	—	—	10.9	—	10.9
Share based compensation	—	—	—	1.3	—	1.3
Total comprehensive loss	—	—	—	—	(7.4)	(7.4)
Balance as at March 31, 2023	243,948,087	25.5	(10.8)	2,277.8	(1,388.4)	904.1
Issue of common shares	1,154,645	—	0.1	(0.1)	—	—
Share based compensation	—	—	—	1.3	—	1.3
Total comprehensive income	—	—	—	—	0.8	0.8
Balance as at June 30, 2023	245,102,732	25.5	(10.7)	2,279.0	(1,387.6)	906.2